Exhibit 99.1

AnPac Bio Announces Plan to Implement ADS Ratio Change

Philadelphia PA, October 18, 2022 – AnPac Bio-Medical Science Co., Ltd. (Nasdaq: ANPC) (“AnPac Bio” or the “Company”), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, today announced that it plans to change the ratio of the Company’s American Depositary Shares (“ADSs”) to its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing twenty (20) Class A ordinary shares. The change in the ADS ratio is expected to take place on November 4, 2022 (US Eastern time).

For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split. Effective November 4, 2022, registered holders of the Company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to the depositary bank for cancellation and will receive one (1) new ADS in exchange for every twenty (20) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System (DRS) and in The Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every twenty (20) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the effective date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. The ADSs will continue to be traded on Nasdaq under the symbol “ANPC.” There will be no change to the Company’s Class A ordinary shares.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than twenty times the ADS price before the change.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Inventor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Phone: +1-917-609-0333 (US)

Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

2